UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2014
Commission File Number: 0-9266

AVINO SILVER & GOLD MINES LTD.
Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

As previously announced, on June 26, 2014, Avino Silver & Gold Mines Ltd. (the “Company”) and certain controlling shareholders of Bralorne Gold Mines Ltd. (“Shareholders”) entered into a Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Company will pay an aggregate of CAD$2,660,000 to the Shareholders for their shares representing a control block of the voting shares. Such consideration shall be in the form of a $10,000 non-refundable deposit and the remainder to be paid at Closing. The closing of the Purchase Agreement, is currently contemplated to occur before July 10, 2014, (the “Closing”). However, the Closing remains subject to several conditions, including but not limited to regulatory approval, and no assurances can be made that these conditions will be met and the Transaction will be consummated.

Further the Company, as disclosed in the press release attached hereto, on June 26, 2014 entered into a Proposal Letter with Bralorne Gold Mines Ltd. (“Bralorne”) (“Proposal Letter”) concerning a potential transaction pursuant to which Company would acquire all of the outstanding common shares of Bralorne that Company does not already own (the “Acquisition”). Bralorne shareholders would receive, in exchange for each Bralorne Share, 0.1275 common shares of Avino (the “Transaction”). Based on the closing prices on June 20, 2014 and 20-day VWAPs as of June 20, 2014 of both Avino and Bralorne on the TSX Venture Exchange, the Offer represents premiums of approximately 20.5% and 7.7% respectively to Bralorne shareholders. Unless terminated by the parties mutual agreement, the Letter agreement terminates August 8, 2014 and provides for any exclusivity period until such termination; provided the exclusivity period is subject to standard exceptions. Pursuant to the Proposal Letter, the Acquisition is subject to several conditions, including but not limited to:

●	Negotiation and approval of definitive agreements concerning the Acquisition;
●	Negotiation and approval support agreements with all directors and officers of Bralorne;
●	Regulatory approval; and
●	Both parties’ completion of due diligence.

No assurances can be made that these conditions will be met and the Acquisition will be consummated.

The foregoing description of the various agreements described above do not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, copies of which are filed as Exhibits 10.1 this Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit
Number	Description of Exhibit

10.1	Share Purchaser Agreement between Avino Silver & Gold Mines Ltd. and Bralorne Gold Mines Ltd. dated June 25, 2014

99.1	Press Release announcing acquisition of Bralorne dated June 30, 2014

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: June 30, 2014	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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